[Letterhead of Registrant]


March 23, 2000


United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Allan Morris, Esq.
Mail Stop 3-4
450 Fifth Street, N.W.
Washington, D.C. 20549

            RE: Quest Net Corp. Request for Confidentiality.
            Form 8A
            File No. 001-15557



Dear Mr. Morris:

         Quest Net Corp. hereby requests the consent of the Commission to the withdrawal, without prejudice, of its Form 8-A, Commission File Number File No. 001-15557. Quest has chosen a different course and pursuant to Rule 12g-3(a) of the General Rules and Regulations of the Securities and Exchange Commission, Quest became the successor issuer to Parputt Enterprises, Inc. for reporting purposes under the Securities Exchange Act of 1934 and elected to report under the Act effective on March .17, 2000.

         Under separate cover, Quest Net Corp. has also requested withdrawal, without prejudice, of its pending registration on Form SB-2, File No. 333-84945.

         If you have questions or require further information, please contact Rebecca J. Del Medico, Esq. at 6281 Floridian Circle, Lake Worth, Florida 33463, phone (561) 964-6622, fax (561) 964 1615, or email Rdelmedico@aol.com


Sincerely,


/s/Charles Wainer, President